UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amkor Technology, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
031652100
(CUSIP Number of Class of Securities)
(Underlying Ordinary Shares)

Kenneth T. Joyce
Executive Vice President and Chief Financial Officer
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85248
(480) 821-5000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Robert D. Sanchez, Esq.
David S. Thomas, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
11921 Freedom Drive, Suite 600
Reston, VA 20190
Tel: (703) 734-3100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,869,742.59	$628.06

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be repriced pursuant to this offer. These options have an aggregate value of $5,869,742.59 as of November 16, 2006, calculated based on a modified Black-Scholes option pricing model.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $3,006.02 (1)
Form or Registration No.: S-3 (No. 333-81334)
Filing Party: Amkor Technology, Inc.
Date Filed: January 24, 2002
(1) $3,006.02 remains unutilized from a registration fee of $69,000 previously paid by the issuer.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contracts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13e-3
SIGNATURE
EX-(a)(1)(A)
EX-(a)(1)(B)
EX-(a)(1)(C)
EX-(a)(1)(D)
EX-(a)(1)(E)
EX-(a)(1)(F)
EX-(a)(1)(G)
EX-(a)(1)(H)
EX-(a)(1)(I)
EX-(a)(1)(J)(i)
EX-(a)(1)(J)(ii)

SCHEDULE TO
     This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Company”), to amend certain outstanding options and receive a cash payment as set forth under the Offer to Amend the Exercise Price of Certain Options dated November 22, 2006 (the “Offer to Amend”), which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.
     This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and address.
     The name of the issuer is Amkor Technology, Inc., a company organized under the laws the State of Delaware, and the address of its principal executive office is 1900 South Price Road, Chandler, Arizona 85248. Amkor’s telephone number is (480) 821-5000. The information set forth in the Offer to Amend under Section 10, “Information concerning the Company,” is incorporated herein by reference.
     (b) Securities.
     This Tender Offer Statement on Schedule TO relates to an offer by Amkor to holders of certain outstanding options to purchase its common stock granted under the Company’s 1998 Stock Plan, as amended and restated on August 24, 2005 (the “Stock Plan”), to amend certain of their outstanding options to purchase Amkor common stock and receive a cash payment as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the e-mail to eligible optionholders from James J. Kim, dated November 22, 2006, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form attached hereto as Exhibit (a)(1)(D).
     As of November 16, 2006, there were options to purchase 735,357 shares of Amkor common stock outstanding and eligible to participate in this Offer.
     (c) Trading market and price.
     The information with respect to the Company’s common stock set forth in the Offer to Amend under Section 8, “Price range of shares underlying the options,” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and address.

     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material terms.
     The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers,” “Eligibility” (Section 1), “Number of options and amount of consideration; expiration date” (Section 2), “Procedures for electing to participate in this offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for amendment, issuance of cash payments, and amended options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of amended options” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15), is incorporated herein by reference.
     (b) Purchases.
     None of the members of Amkor’s Board of Directors or Amkor’s executive officers may participate in the offer. The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Arrangements.
     (e) Agreements involving the subject company’s securities.
     The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference. See also (i) the amended form of stock option agreement under the Stock Plan attached hereto as Exhibit (a)(1)(H), and (ii) the Stock Plan (incorporated by reference to Exhibit 10.2 to Amkor’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 16, 2006).
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Amend under Section 3, “Purposes of the offer” is incorporated herein by reference.
     (b) Uses of securities acquired.
     The information set forth in the Offer to Amend under Section 6, “Acceptance of options for amendment, issuance of cash payments, and amended options,” and Section 12, “Status of options amended by us in the offer; accounting consequences of the offer,” is incorporated herein by reference.

     (c) Plans.
     The information set forth in the Offer to Amend under Section 3, “Purpose of the offer,” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Sources of funds.
     The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 16, “Fees and expenses,” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offer to Amend under Section 7, “Conditions of the offer,” is incorporated herein by reference.
     (d) Borrowed funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities ownership.
     The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.
     (b) Securities transactions.
     The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial information.
     The information set forth in the Offer to Amend under Section 18, “Financial statements,” is incorporated herein by reference.
     (b) Pro forma information.

     Not applicable.
Item 11. Additional Information.
     (a) Agreements, regulatory requirements and legal proceedings.
     The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” and Section 13, “Legal matters; regulatory approvals,” is incorporated herein by reference.
     (b) Other material information.
     Not applicable.
Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 22, 2006

(a)(1)(B)	Draft e-mail to certain eligible option holders from James J. Kim, dated November 22, 2006

(a)(1)(C)	Election form

(a)(1)(D)	Withdrawal form

(a)(1)(E)	Form of personalized option addendum

(a)(1)(F)	Form of confirmation e-mail

(a)(1)(G)	Form of personalized addendum e-mail

(a)(1)(H)	Form of promise to make cash payment and option amendment under the 1998 Stock Plan, as amended and restated

(a)(1)(I)	Option holder presentation materials

(a)(1)(J)(i)	Form stock option agreement under Amkor Technology, Inc. 1998 Stock Plan (one-year cliff)

(a)(1)(J)(ii)	Form stock option agreement under Amkor Technology, Inc. 1998 Stock Plan (two-year cliff)

(a)(1)(J)(iii)	Amkor Technology, Inc. 1998 Stock Plan as amended and restated, incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as filed with the SEC on March 16, 2006

(a)(1)(J)(iv)	Amkor Technology, Inc. 1998 Stock Option Plan For French Employees, incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1/A as filed with the SEC on April 29, 1998

(b)	Not applicable

(d)(1)	Amkor Technology, Inc. 1998 Stock Plan as amended and restated, incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as filed with the SEC on March 16, 2006

(d)(2)	Amkor Technology, Inc. 1998 Stock Option Plan For French Employees, incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1/A as filed with the SEC on April 29, 1998

(d)(3)	Form stock option agreement under Amkor Technology, Inc. 1998 Stock Plan (see Exhibit (a)(1)(J)(i) above)

(g)	Not applicable

(h)	Not applicable
Item 13. Information Required by Schedule 13e-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMKOR TECHNOLOGY, INC.
/s/ Kenneth T. Joyce
Kenneth T. Joyce
Executive Vice President and Chief Financial Officer

Date: November 22, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 22, 2006

(a)(1)(B)	Draft e-mail to certain eligible option holders from James J. Kim, dated November 22, 2006

(a)(1)(C)	Election form

(a)(1)(D)	Withdrawal form

(a)(1)(E)	Form of personalized option addendum

(a)(1)(F)	Form of confirmation e-mail

(a)(1)(G)	Form of personalized addendum e-mail

(a)(1)(H)	Form of promise to make cash payment and option amendment under the 1998 Stock Plan, as amended and restated

(a)(1)(I)	Option holder presentation materials

(a)(1)(J)(i)	Form stock option agreement under Amkor Technology, Inc. 1998 Stock Plan (one-year cliff)

(a)(1)(J)(ii)	Form stock option agreement under Amkor Technology, Inc. 1998 Stock Plan (two-year cliff)

(a)(1)(J)(iii)	Amkor Technology, Inc. 1998 Stock Plan as amended and restated, incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as filed with the SEC on March 16, 2006

(a)(1)(J)(iv)	Amkor Technology, Inc. 1998 Stock Option Plan For French Employees, incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1/A as filed with the SEC on April 29, 1998

(b)	Not applicable

(d)(1)	Amkor Technology, Inc. 1998 Stock Plan as amended and restated, incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as filed with the SEC on March 16, 2006

(d)(2)	Amkor Technology, Inc. 1998 Stock Option Plan For French Employees, incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1/A as filed with the SEC on April 29, 1998

(d)(3)	Form stock option agreement under Amkor Technology, Inc. 1998 Stock Plan (see Exhibit (a)(1)(J)(i) above)

(g)	Not applicable

(h)	Not applicable

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